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                            April 19, 2023

       Gary Seaton
       Chairman and CEO
       Australian Oilseeds Holdings Limited
       126-142 Cowcumbla Street, Cootamundra
       Site 2: 52 Fuller Drive Cootamundra
       PO Box 263 Cootamundra, Australia 2590

                                                        Re: Australian Oilseeds
Holdings Limited
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-4
                                                            Submitted March 31,
2023
                                                            CIK No. 0001959994

       Dear Gary Seaton:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-4 submitted March 31, 2023

       General

   1. We note your previous disclosure indicated that you would be a controlled company.
                                                        Please explain why you
are no longer a controlled company given Mr. Seaton and JSKS ownership levels.
       What are the U.S. federal income tax consequences of the Business Combination to me?, page 22

   2. We note your response to prior comment 5. Please reconcile the disclosure on page 22 that the holder
"generally should not recognize any gain or loss on such exchange" with the disclosure on page
115 that the holder "will not recognize any gain or loss on such
 Gary Seaton
Australian Oilseeds Holdings Limited
April 19, 2023
Page 2
         exchange."
3. It appears from the statement in the last paragraph of exhibit 8.1 that the firm consents "to
         the use of our name under the heading    Legal Matters    in the
Registration Statement and
         to the filing of this opinion as an exhibit to the Registration Statement." However, the firm's name does not appear under the heading "Legal Matters" but does appear under other headings in the Registration Statement not mentioned in the last paragraph of exhibit
         8.1. For example, we note the disclosure on page 22. Please advise or revise accordingly.
Post-Business Combination Corporate Structure, page 42

4. We note your response to comment number 8. Please revise the Post-Transaction Chart to address the following:
             Revise or clarify why the ownership percentages for Australian Oilseeds Holdings
              Limited do not total 100%, including why percentages related to the former AOI
              Shareholders and the EDOC Public Shareholders, disclosed here, do not agree to percentages disclosed on page 25 and throughout the filing; and
             We note you added an additional box related to Other Minority Shareholders that indicates they have a 14% ownership interest in Cowcumbla Investments Pty Ltd.
              We also note Australian Oilseeds Investments Pty Ltd has an 82.7% ownership interest and other Australia Based Minority Shareholders have a 17.3% ownership interest. Revise or clarify the nature of the Other Minority Shareholders and correct the related disclosures since it is not clear how three groups can have ownership interests that exceed 100%.
Selected Historical Financial Information of EDOC, page 52

5. Please provide a footnote to the balance sheet data to quantify and disclose the number of shares and dollar amount related to EDOC public shareholders who exercised redemption rights in connection with the extension request subsequent to December 31, 2022.
Selected Historical Financial Information of AOI, page 53

6. Based on the revisions to the historical financial statements now provided in the Form F-4, please correct all inconsistencies between the income statement and balance sheet data
FirstName LastNameGary Seaton
       disclosed here and amounts now disclosed in the historical financial statements. This
Comapany    NameAustralian
       comment                Oilseeds
                 is also applicable    Holdingsdisclosed
                                    to amounts   Limited and discussed under
results of operations
       and2023
April 19,  liquidity
               Page and
                      2 capital resources in MD&A on pages 182-184. FirstName LastName
 Gary Seaton
FirstName   LastNameGary  Seaton
Australian Oilseeds Holdings Limited
Comapany
April       NameAustralian Oilseeds Holdings Limited
       19, 2023
April 319, 2023 Page 3
Page
FirstName LastName
Risk Factors, page 57

7. Please disclose risks related to the delays with your Cootamundra facility and Queensland.
         In that regard, we note that the projections for 2024 were significantly reduced as a result of delays associated with your facility expansion.
The Sponsor, EDOC's directors, officers advisors and their affiliates, page 62

8. Please tell us with specificity where you revised the disclosure in response to prior comment 16.
Reasons for the Amendment, page 89

9. We note your disclosure that the EDOC Ordinary Shares and the Pubco Ordinary Shares
         would not be deemed to be a    penny stock    pursuant to other
applicable provisions of
         Rule 3a51-1 under the Exchange Act. Identify the provisions that you are relying on in determining that the ordinary shares are not at risk of being deemed a "penny stock" under
         Exchange Act Rule 3a51-1. Please also update your disclosure elsewhere.
Certain Projected Financial Information, page 107

10. We note your response to prior comment 22. Please disclose when you previously expected to complete the expansion of the existing Cootamundra facility. In this regard, we note the disclosure on page 108 of this submission about the "expected delays in expanding the existing Cootamundra facility (now expected to be completed in
         September 2023)." Also, disclose the current capacity of the Cootamundra facility. In addition, briefly describe the delays and whether the reasons for the delays have been resolved.
11. Please revise to update the status of the government approval for Queensland facility and your projected timeframe for when the facility will be operational. Proposed Amended and Restated Memorandum and Articles of Association, page 125

12.      We note your response to prior comment 25 and your reference to "Risk
         Factors     Provisions in the Amended and Restated Memorandum and
Articles of
         Association may inhibit a takeover of Pubco, which could limit the price investors might
         be willing to pay in the future for Pubco   s securities and could
entrench management.
         This risk factor does not appear in your risk factor section. Please advise or revise.
Unaudited Pro Forma Condensed Combined Financial Statements, page 135

13. We note disclosures in the filing that indicate the business combination is now subject to a minimum cash requirement of $10 million but it does not appear that requirement will be meet under either pro forma scenario presented. Please address the following:
             If the minimum cash condition can be waived, clarify that fact and disclose, if accurate, that both pro forma scenarios assume the minimum cash condition is
 Gary Seaton
Australian Oilseeds Holdings Limited
April 19, 2023
Page 4
              waived and, if it is not waived, the business combination would not occur since the minimum cash condition would not be meet; and
                If the minimum cash condition can not be waived, clarify that fact and explain how the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X.
14. We note your response to comment number 27 and the disclosures throughout the filing related to the net tangible asset requirement. We also note disclosures that the pro forma scenario that assumes maximum redemptions also assumes that the proposal to eliminate the net tangible asset requirement is approved. Please tell us your consideration of presenting and additional pro forma scenario that reflects the maximum number of shares that could be redeemed and still allow the business combination to occur if the proposal to eliminate the net tangible asset requirement is not approved so that the pro forma financial statements reflect the range of possible results as required by Rule 11-02(a)(10) of
         Regulation S-X.
Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 141

15. We note your response to comment number 29. We also note pro forma adjustment (N)
         includes proceeds from convertible debt expected to be funded at the closing of the business combination and you are still evaluating the features of the convertible debt.
         Please clarify how you determined the debt is probable and present an adjustment for the expected impact of interest related to the debt in the pro forma statement of operations.
         To the extent terms are not yet finalized, please also disclose the potential impact that changes in the terms could have on the pro forma statement of operations.
16. We note your response to comment number 29. We also note pro forma adjustment (C)
         presents a portion of the transaction costs related to the business combination in accrued liabilities under the maximum redemption scenario. Please disclose what discussions you have had with service providers to delay the payment of these costs. Business of AOI, page 167

17. We note your response to comment 38. Please elaborate on the types of contractual arrangements AOI's enters into with suppliers and customers for its products.
Liquidity and Capital Resources, page 183

18. Please disclose, if material, the amount needed to expand the Cootamundra facility and to build the Queensland facility.
FirstName LastNameGary Seaton
Beneficial Ownership of Securities, page 191
Comapany NameAustralian Oilseeds Holdings Limited
19.    Please
April 19, 2023revise
               Page to
                     4 also include the beneficial ownership of AOI. FirstName LastName
 Gary Seaton
FirstName   LastNameGary  Seaton
Australian Oilseeds Holdings Limited
Comapany
April       NameAustralian Oilseeds Holdings Limited
       19, 2023
April 519, 2023 Page 5
Page
FirstName LastName
Post-Business Combination Pubco Beneficial Ownership Table, page 193

20. We note your response to prior comment 41. Please revise or tell us why the table does not include shares held by Mr. Seaton. Please revise the footnote to quantify any shares excluded.
21. Please revise to include appropriate headings for each column. Also, please revise to reflect ownership interest for each stockholder. In that regard, we note that there are blanks for each column for the individuals listed.
AOI Related Party Transactions, page 197

22. We note your disclosure regarding Energreen Nutrition Australia Pty. Ltd and your disclosure on page 79 that Energreen Nutrition Australia Pty. Ltd is your leading customer. Please disclose the risks relating to your relationship and transactions with Mr.
         Seaton and Energreen Nutrition Australia Pty. Ltd.
Index to Consolidated Financial Statements
Australian Oilseeds Investments Pty Ltd., page F-1

23. We note your responses to comment numbers 13 and 45. We are unable to locate the independent auditors' reports related to the financial statements for the years ended June
         30, 2022 and 2021 and for the years ended June 30, 2021 and 2020 included in the Form
         F-4 and referred to in the Index. In addition, we note all the Directors' reports are un-
         dated and un-signed. Please provide all missing information in the next amendment.
24. Please provide updated six month unaudited interim financial statements and related disclosures for AOI in the next amendment.
Financial Statements - EDOC
Note 10. Subsequent Events, page F-26

25.      Please eliminate the incorrect references to    interim    financial
statements in this note and
         under Risks and Uncertainties on page F-10, Going Concern on page F-11, and Income
         Taxes on page F-15. Please also revise this note to provide disclosures regarding the
         February 2023 Extension, including the extension of the date by which EDOC must consummate its initial business combination from February 12, 2023 to August 12, 2023, the number of public shareholders that elected to redeem their shares, and the aggregate dollar amount released from the Trust Account to pay such shareholders.
Consolidated Financial Statements
Australian Oilseeds Investments Pty Ltd, page F-27

26. We note your response to comment number 46 and re-issue the comment as we are unable to find the related disclosures in the notes to the financial statements.
27. We note your response to comment number 43. As previously requested, please revise
 Gary Seaton
Australian Oilseeds Holdings Limited
April 19, 2023
Page 6
      note 18 to clarify and explain why Energreen Nutrition is AOI   s most
significant supplier
      and most significant customer. Please also reconcile the amount of sales to Energreen
      Nutrition disclosed here and the amount disclosed on page 79. Please specifically explain the nature of Energreen Nutrition's business, including whether Energreen Nutrition re-
      sells the products it purchases from AOI to third party customers and address the appropriateness of the accounting for such sales given that it appears Mr. Gary Seaton controls both AOI and Energreen Nutrition.
        You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or
Anne
McConnell, Staff Accountant, at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.



                                                          Sincerely,
FirstName LastNameGary Seaton
                                                          Division of
Corporation Finance
Comapany NameAustralian Oilseeds Holdings Limited
                                                          Office of
Manufacturing
April 19, 2023 Page 6
cc:       Barry I. Grossman, Esq.
FirstName LastName